

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2015

<u>Via E-mail</u>
Jean R. Hale
Chief Executive Officer
Community Trust Bancorp, Inc.
346 North Mayo Trail
Pikeville, KY 41501

> **Re:** **Community Trust Bancorp, Inc.**
> **Form 10-K**
> **Filed March 13, 2015**
> **Definitive Proxy Statement On Schedule 14A**
> **Filed March 20, 2015**
> **File No. 001-31220**

Dear Ms. Hale:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Election of Directors</u>

1. We note your disclosure in the fourth paragraph, describing the various qualities the director nominees collectively possess. In future filings, please revise your disclosure to provide for each director or director nominee why the person's *particular* and *specific* experience, qualifications, attributes or skills led the board to conclude that such person should serve as a director of the company, in light of the company's business and structure at the time that the filing is made. For guidance please refer to Question 116.05 of Regulation S-K disclosure Compliance and Interpretations.

2014 Annual Incentive Plan

2.   You disclose that the two performance targets were above the minimum levels of performance required to earn cash bonuses, but you do not disclose what those minimum levels are. We also note that no threshold amount has been identified in the grants of plan based awards table. Please tell us what those minimum performance targets were and to the extent applicable, make the requisite disclosure in your future filings.

3.   You disclose that the amounts of the 2014 cash incentives are included in the Bonus column. If the bonus was granted under a plan providing for compensation intended to serve as incentive for performance to occur over a specified period of time, then the bonus should be disclosed under the "Non-Equity Incentive Compensation Plan" column. Amounts earned under the plan as adjusted for the exercise of negative discretion would still be reportable in the Non-Equity Incentive Plan Compensation column. Please explain to us why the payments under the 2014 Annual Incentive Plan awards are being disclosed in the "Bonus" column, and to the extent necessary revise your future filing accordingly. For guidance, please refer to Question 119.02 of Regulation S-K Compliance and Disclosure Interpretations.

Summary Compensation Table

4.   In footnote (2), you disclose that the value disclosed is the amount recognized for financial statement reporting purposes with respect to fiscal years 2014, 2013 and 2012. However, based on your disclosure it appears that the only portion of equity compensation received for performance in 2014 were restricted stock awards equal to approximately 5% of salary for the named executive officers. Please explain to us the intended meaning of footnote (2) disclosure. Furthermore, please explain what equity awards are being disclosed in the "All Other Awards: Number of Securities Underlying Options Granted" in the Grants of Plan Based Awards table. To the extent necessary, please revise your future filings accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Matthew Jones, Staff Attorney, at (202) 551-3786, or me at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief